UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

- OR -

[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC FRUIT EXPRESS COMPANY

AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION

1400 DOUGLAS STREET

OMAHA,  NEBRASKA    68179

Union Pacific Fruit Express

Company Agreement Employee

401(k) Retirement Thrift Plan

Employer ID No: 47-0600268

Plan Number: 001

Financial Statements as of and for the

Years Ended December 31, 2017 and 2016,

Supplemental Schedule as of

December 31, 2017, and Report of

Independent Registered Public Accounting Firm

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT

EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

NOTE:Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Union Pacific Fruit Express Company Agreement

Employee 401(k) Retirement Thrift Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

June 27, 2018

We have served as the auditor of the Plan since 1993.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT

EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Plan interest in Master Trust
Investments at fair value (Note 3)	$2,703,897	$2,258,208
Investments at contract value (Note 4)	180,568	150,356
NET ASSETS AVAILABLE FOR BENEFITS	$2,884,465	$2,408,564

See notes to the financial statements.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT

EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Plan interest in Master Trust investment income (Note 4):
Net appreciation in fair value of investments	$333,537	$195,328
Interest and dividends	92,158	74,588
Net investment income	425,695	269,916

Contributions:
Participant contributions	88,567	90,573
Employer contributions	7,869	9,421
Total contributions	96,436	99,994

Total additions	522,131	369,910

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	44,383	291,708
Other	1,847	1,562
Total deductions	46,230	293,270

NET INCREASE IN NET ASSETS	475,901	76,640

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,408,564	2,331,924
End of year	$2,884,465	$2,408,564

See notes to the financial statements.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

1.	DESCRIPTION OF PLAN

The following description of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering employees of the Union Pacific Fruit Express Company (the “Company”) who are governed by a collective bargaining agreement entered into between the Company and a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of August 1, 1993, the effective date of the Plan. Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions — Each year, participants may contribute 2% to 75% of their eligible compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (the “Code”). A participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 1% to 75% of their eligible compensation on an after-tax basis. Combined after-tax, Roth and pre-tax contributions may not exceed 75% of eligible compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Company contributes to the Plan on behalf of each participant who contributes to the Plan and is represented by a union that has negotiated a matching contribution with the Company. The Company’s matching contribution is an amount equal to 50% of the participant’s pre-tax, designated Roth and after-tax contributions that are not in excess of 6% of the participant’s eligible compensation for the payroll period. Participants may direct the investment of contributions made to their account into various investment options offered by the Plan or may elect to participate in the Vanguard Advisers Managed Account Program (“Managed Account Program”). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. If a participant does not provide investment direction with respect to their contributions, the participant’s contributions are invested in a default investment option designated under the Plan.

Participant Loans – The Plan does not offer a participant loan feature.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer-matching contributions (if applicable) and an allocation of the Plan’s earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant’s account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant’s termination of employment, a distribution of benefits will be made upon request in a single sum payment. Distributions of the portion of a participant’s account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash. A terminated participant may defer distribution until the earlier of the participant’s required beginning date, as defined in the Plan, or the participant’s death. If distribution is deferred until the participant’s required beginning date, the participant may elect distribution either in a single sum or in the form of monthly, quarterly, semi-annual or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant’s required beginning date. If the participant remains employed with the Company after attaining age 70 1/2, the participant must either take a single sum distribution or begin installment payments no later than the April 1st of the year following the year in which the participant terminates employment.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals on and after age 59 1/2 may be made by a participant from his or her account in accordance with the Plan’s provisions.

Plan Administration — From November 1, 2014, through March 31, 2016, the Plan was administered by the Assistant Vice President,  Compensation & Benefits, Union Pacific Railroad Company. Effective April 1, 2016, the Plan is administered by the Senior Vice President and Chief Human Resource Officer of Union Pacific Railroad Company. Investment management fees for the Plan’s investment options are netted against investment earnings. Except to the extent the Company is obligated, pursuant to the terms of a collective bargaining agreement, to pay expenses incurred for Plan administration, such expenses, including participant recordkeeping expenses, are payable from Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value with the exception of fully benefit-responsive investment contracts. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

For contracts held by a defined contribution plan, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statements of changes in net assets available for benefits are also prepared on a contract value basis.

Administrative Expenses — Administrative expenses of the Plan are paid as described in the section “Plan Administration.” All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Plan administrative expenses of $1,847 and $1,562 were paid in 2017 and 2016, respectively.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but who have not yet been paid at December 31, 2017 or 2016.

New Accounting Standards — In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. The ASU clarifies the presentation and disclosure requirements for an employee benefit plan’s interest in a master trust. This standard is effective for fiscal years beginning after December 15, 2018, and should be applied retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the financial statements.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned.

Company Stock Funds — These funds are invested exclusively in common stock issued by Union Pacific Corporation (the “Corporation”) along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer stock funds are classified as Level 2 investments.

Mutual Funds (Including the Domestic and International Stock Funds, Balanced Fund, Money Market Fund, and Bond Funds) — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the net asset values of mutual fund shares held by the Union Pacific Corporation Master Trust (“Master Trust”) at year-end.

Common/Collective Trusts — The Target Retirement Trusts invest in Vanguard mutual funds. While the trust units are not actively traded in a public exchange, the underlying mutual fund investments held by the trusts are actively traded in a public exchange. The readily observable quoted share prices for the underlying mutual fund investments are used to determine the net asset value of the trusts at year-end.

A summary of the Master Trust assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2017 and 2016, is presented in the following tables:

	December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Company Stock Funds	-	$766,657,504	-	$766,657,504
Total investments in the fair value hierarchy	-	$766,657,504	-	766,657,504

Investments measured at net asset value*
Mutual Funds				1,523,588,307
Common/Collective Trusts				1,227,789,336
Total investments at net asset value				2,751,377,643

Total investments at fair value				$3,518,035,147

	December 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Company Stock Funds	-	$665,022,759	-	$665,022,759
Total investments in the fair value hierarchy	-	$665,022,759	-	665,022,759

Investments measured at net asset value*
Mutual Funds				1,917,064,681
Common/Collective Trusts				427,030,869
Total investments at net asset value				2,344,095,550

Total investments at fair value				$3,009,118,309

*  In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between the levels at the actual date of the event.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2017 and 2016, there were no transfers in or out of Levels 1, 2, or 3.

The following tables summarize investments for which fair value is measured at net asset value as of December 31, 2017, and 2016, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Mutual Funds	$1,523,588,307	n/a	Daily	None
Common/Collective Trusts	1,227,789,336	n/a	Daily	None

	December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Mutual Funds	$1,917,064,681	n/a	Daily	None
Common/Collective Trusts	427,030,869	n/a	Daily	None

4.	MASTER TRUST

At December 31, 2017 and 2016, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held by VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2017 and 2016, is presented in the following tables:

	2017	2016
Master Trust
Investments at fair value	$3,518,035,147	$3,009,118,309
Investments at contract value	368,744,104	403,568,842
Total investments in Master Trust	$3,886,779,251	$3,412,687,151

Plan's portion of investments at fair value	$2,703,897	$2,258,208
Plan's portion of investments at contract value	180,568	150,356
Plan interest in Master Trust	$2,884,465	$2,408,564

Portion allocated to the Plan	0.07%	0.07%

Investment income for the Master Trust for the years ended December 31, 2017 and 2016, is as follows:

	2017	2016

Net appreciation in fair value	$567,299,182	$301,759,663
Interest and dividends	79,211,080	75,681,422
Total investment income of Master Trust	$646,510,262	$377,441,085

Plan's portion of Master Trust investment income	$425,695	$269,916

While the Plan participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the Union Pacific Fixed Income Fund) that includes traditional Guaranteed Investment Contracts (GICs) and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer’s guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

The following table represents the disaggregation of contract value between types of investment contracts held by the Plan:

	2017	2016

Synthetic investment contracts	$341,558,176	$366,191,984
Traditional investment contracts	13,875,324	15,788,176
Money Market fund	14,129,489	21,380,884
Other	(818,885)	207,798
Total investments at contract value	$368,744,104	$403,568,842

5.	FEDERAL INCOME TAX STATUS

The Plan obtained a tax determination letter dated April 14, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan and the related Master Trust are no longer subject to income tax examinations for years prior to 2014.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remain for the exclusive benefit of the Plan’s participants and beneficiaries. The Company may direct VFTC either to distribute the Plan’s assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2017 and 2016, the Plan’s interest in the Master Trust’s investment in the Union Pacific Common Stock Fund had a cost basis of $101,538 and $109,447, respectively. During the years ended December 31, 2017 and 2016, the Plan recorded dividend income of $8,672 and $8,863, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the trustee as defined by the Plan, and, therefore, the related transactions qualify as party-in-interest transactions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016, is as follows:

	2017	2016

Net increase in net assets at contract value	$475,901	$76,640
Change in adjustment from contract value to fair value for
benefit-responsive investment contracts	-	(3,394)
Net increase in net assets per Form 5500 -- at fair value	$475,901	$73,246

******

SUPPLEMENTAL SCHEDULE

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN
Employer ID No: 47-0600268
Plan No: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017

	Column B	Column C	Column E
	Identity of Issue or Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par, or Maturity Value	Current Value

*	Vanguard Federal Money Market Fund	Registered Investment Company	$ 130,534
*	Vanguard Growth Index Fund Institutional Shares	Registered Investment Company	25,896
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	103,790
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	83,076
*	Vanguard Morgan Growth Fund Admiral Shares	Registered Investment Company	4,755
*	Vanguard REIT Index Fund Institutional Shares	Registered Investment Company	6,215
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	40,843
*	Vanguard Strategic Small-Cap Equity Fund	Registered Investment Company	8,722
*	Vanguard Total Bond Market Index Fund Inst Plus Shares	Registered Investment Company	825
*	Vanguard Total International Stock Index Fund Inst Shares	Registered Investment Company	71,200
*	Vanguard Total Stock Market Index Fund Instl Shares	Registered Investment Company	109,569
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	664,881
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	319,610
*	Vanguard Institutional 500 Index Trust	Common/Collective Trust	282,032
*	Vanguard Institutional Total Bond Market Index Trust	Common/Collective Trust	242,948
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	48,263
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	72,961
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	4,445
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	1,253
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	49,092
*	Union Pacific Common Stock Fund	Company Stock Fund	432,987
*	Union Pacific Fixed Income Fund	Unallocated Insurance Contract	180,568
			$ 2,884,465
*	Represents a party in interest
	See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN

Dated:	June 27, 2018	By	/s/ Sherrye Hutcherson
Sherrye Hutcherson, Senior Vice President and Chief Human Resource Officer, Union Pacific Railroad